                                                Filed pursuant to Rule 424(b)(3)
                                      Registration Statement File No.  333-87001

                 PROSPECTUS SUPPLEMENT DATED DECEMBER 13, 2000
                                      TO
                        PROSPECTUS DATED JUNE 19, 2000

                                 PixTech, Inc.

     This prospectus supplement should be read in conjunction with our prospectus dated June 19, 2000. This prospectus supplement includes the attached Quarterly Report on Form 10-Q of PixTech, Inc. previously filed by PixTech with the Securities and Exchange Commission on November 13, 2000.

                                   FORM 10-Q
                                   ---------
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
              For the quarterly period ending September 30, 2000

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                For the transition period from ______ to ______
                        Commission file number 0-26380
                        ------------------------------

                                 PIXTECH, INC.
                                 =============
            (Exact name of registrant as specified in its charter)

           Delaware                                      04-3214691
           --------------------------------------------------------
 (State or other jurisdiction of             (IRS Employer Identification No.)
  incorporation or organization)

                 Avenue Olivier Perroy, 13790 Rousset, France
    2700 Augustine Drive, Suite 255, Santa Clara, CA                 95054
    ----------------------------------------------------------------------
   (Address of principal executive offices)                       (Zip code)

                             011-33-4-42-29-10-00
                             --------------------
             (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
---------------------------------------------
The number of shares outstanding of each of the issuer's classes of Common Stock as of

          Class                                Outstanding at November 10, 2000
          -----                                --------------------------------

 Common Stock, $.01 par value                           55,249,857

                                 PIXTECH, INC.
                         (A Development Stage Company)

                                 PIXTECH, INC.
                                 -------------

                               TABLE OF CONTENTS
                               -----------------

                                                                                          PAGE NO.
                                                                                          --------
PART I    FINANCIAL INFORMATION

          ITEM 1 Financial Statements

                 Condensed Consolidated Balance Sheets as of September 30, 2000
                 and December 31, 1999.....................................................            3

                 Condensed Consolidated Statements of Comprehensive Operations
                 for the Three-Month Ending September 30, 2000 and 1999, for the
                 Nine-Month Ending September 30, 2000 and 1999, and the period
                 from June 18, 1992 (date of inception) through September 30, 2000.........            4

                 Condensed Consolidated Statements of Cash Flows for the Nine-
                 Month ending September 30, 2000 and 1999, and the period from
                 June 18, 1992 (date of inception) through September 30, 2000..............            5

                 Condensed Consolidated Statements of Stockholders' Equity.................            6

                 Notes to Condensed Consolidated Financial Statements......................       7 - 10

          ITEM 2 Management's Discussion and Analysis of Financial Condition and
                 Results of Operations.....................................................      11 - 14

          ITEM 3 Quantitative and Qualitative Disclosures Regarding Market Risk............           14

PART II   OTHER INFORMATION

          ITEM 2 Changes in Securities.....................................................           15

          ITEM 6 Exhibits and Reports on Form 8-K..........................................           16

Signature..................................................................................           17

Exhibit Index..............................................................................           18

                                 PIXTECH, INC.
                         (A Development Stage Company)

                    CONDENSED CONSOLIDATED BALANCE  SHEETS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         SEPTEMBER   DECEMBER
                                                                            30,         31,
                                                                            2000       1999
                                                                         ---------   --------
                                                                              (UNAUDITED)
                                            ASSETS
Current assets:
Cash and cash equivalents available.                                     $  21,331   $ 14,663
Restricted cash - short term                                                   833      1,667
Accounts receivable:
Trade                                                                           71         57
Other                                                                          283        709
Inventories:
          Raw Materials                                                      1,079      1,109
          Finished Goods                                                       105         --
Other                                                                          681        651
                                                                         ---------   --------

               Total current assets                                         24,383     18,856
Restricted cash - long term                                                    625      5,833
Property, plant and equipment, net                                          19,933     24,933
Goodwill, net.                                                                  24         78
Deferred tax assets                                                             --      1,255
Other assets - long term                                                        46        214
                                                                         ---------   --------

                 Total assets                                            $  45,011   $ 51,169
                 ============                                            =========   ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities :
Current portion of long term debt                                        $   1,290   $  8,128
Current portion of capital lease obligations.                                  246      2,455
Accounts payable.                                                            6,961      7,548
Accrued expenses.                                                            2,286      2,135
                                                                         ---------   --------

               Total current liabilities                                    10,783     20,266
Deferred revenue                                                               546        248
Long term debt, less current portion                                         2,790      3,075
Capital lease obligation, less current portion                               5,669      7,644
Other long term liabilities, less current portion.                              35         52
                                                                         ---------   --------

                          Total liabilities.                                19,823     31,285
                          =================                              =========   ========
STOCKHOLDERS' EQUITY
Convertible preferred stock Series E, $0.01 par value, authorized shares-1,000,000 ; issued and outstanding shares-22,095 and 297,269
respectively                                                                     1          3
Common Stock, $0.01 par value, authorized shares-100,000,000 and 60,000,000 respectively; issued and outstanding shares-55,249,857
and 37,351,283 respectively                                                    552        373
Additional paid-in capital                                                 131,511    105,081
Cumulative other comprehensive income                                       (4,112)    (2,988)
Deficit accumulated during development stage                              (102,764)   (82,585)
                                                                         ---------   --------

          Total stockholders' equity                                        25,188     19,884
          --------------------------                                     ---------   --------

          Total liabilities and stockholders' equity                     $  45,011   $ 51,169
          ==========================================                     =========   ========

                            See accompanying notes.

                                 PIXTECH, INC.
                         (A Development Stage Company)

         CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS
                   (IN THOUSANDS,  EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                        ----------------------   ---------------------        Period from
                                        ----------------------    --------------------       June 18, 1992
                                             Three Months              Nine Months               (date of
                                        ----------------------   ---------------------         inception)
                                         Ending September 30,     Ending September 30,   through September 30,
                                          2000          1999       2000         1999              2000
                                        -------        -------    --------    --------         ---------
Revenues
Cooperation and license revenues        $    --        $    --    $     --    $     --       $  26,449
Product sales                                --             71         217         410           3,527
Other revenues.                             854            877       4,767       3,191          15,581
                                        -------        -------    --------    --------       ---------
Total revenues                              854            948       4,984       3,601          45,557
                                        -------        -------    --------    --------       ---------
Cost of revenues
License fees and royalties.                 (73)           (82)       (255)       (254)         (2,132)
                                        -------        -------    --------    --------       ---------
Gross margin                                781            866       4,729       3,347          43,425
                                        -------        -------    --------    --------       ---------
Operating expenses
Research and development:
Acquisition of intellectual property
rights.                                      --             --         (57)         --          (5,022)
Other                                    (7,013)        (7,210)    (22,727)    (19,413)       (122,436)
                                        -------        -------    --------    --------       ---------
                                         (7,013)        (7,210)    (22,784)    (19,413)       (127,458)
Marketing and sales                        (269)          (338)       (840)     (1,018)         (8,726)
Administrative and general
expenses.                                  (645)          (787)     (2,142)     (2,289)        (17,941)
                                        -------        -------    --------    --------       ---------
                                         (7,928)        (8,335)    (25,767)    (22,720)       (154,126)
                                        -------        -------    --------    --------       ---------
Loss from operations                     (7,147)        (7,469)    (21,038)    (19,373)       (110,701)
Other income / (expense)
Interest income                             389            203       1,001         674           4,649
Interest expense.                          (101)          (447)       (544)     (1,282)         (4,955)
Foreign exchange (losses) / gains            (5)           112         327      (1,025)            277
Other revenues / (expenses)                  57             --          74          --              74
                                        -------        -------    --------    --------       ---------
                                            340           (132)        858      (1,633)             45
Loss before income tax benefit           (6,807)        (7,601)    (20,180)    (21,006)       (110,656)
Income tax benefit                           --             --          --          --           7,893
                                        -------        -------    --------    --------       ---------
Net loss                                $(6,807)       $(7,601)   $(20,180)   $(21,006)      $(102,763)
                                        =======        =======    ========    ========       =========
Dividends accrued to holders of
Preferred Stock                              (9)           (78)       (106)       (377)           (631)
                                        -------        -------    --------    --------       ---------
Net loss to holders of Common Stock.    $(6,816)       $(7,679)   $(20,286)   $(21,383)      $(103,394)
                                        =======        =======    ========    ========       =========
Net loss per share of Common
Stock                                   $ (0.12)       $ (0.32)   $  (0.41)   $  (1.10)
                                        =======        =======    ========    ========
Shares of Common Stock used in
computing net loss per share.            54,922         23,408      49,089      19,037
Net loss                                $(6,807)       $(7,601)   $(20,180)   $(21,006)      $(102,763)
Change in other comprehensive              (308)          (129)     (1,123)       (916)         (4,112)
                                        -------        -------    --------    --------       ---------
income
Comprehensive net loss.                 $(7,115)       $(7,730)   $(21,303)   $(21,922)      $(106,875)
                                        =======        =======    ========    ========       =========

                            See accompanying notes.

                                 PIXTECH, INC.
                         (A Development Stage Company)

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                          Period from
                                                                                         June 18, 1992
                                                                                            (date of
                                                                    NINE MONTHS ENDING     inception)
                                                                      SEPTEMBER 30,         through
                                                                                         September 30,
                                                                                         --------------
                                                                     2000       1999            2000
                                                                   --------   --------       ---------
Net loss                                                           $(20,180)  $(21,006)      $(102,763)
Total adjustments to net loss.                                       10,287      9,300          42,915
                                                                   --------   --------       ---------
Net cash used in operating activities.                               (9,893)   (11,706)        (59,848)
                                                                   --------   --------       ---------
INVESTING ACTIVITIES
Additions to property, plant, and equipment.                         (1,862)      (625)        (22,417)
Reclassification of restricted cash as cash available.                6,041      1,299          (1,607)
Additions to intangible assets                                           --         --            (130)
                                                                   --------   --------       ---------
Net cash provided by / (used in) investing activities                 4,179        674         (24,154)

FINANCING ACTIVITIES
Stock issued                                                         19,238      4,179         111,847
Proceeds from long-term borrowings                                      248         --          18,549
Proceeds from sale leaseback transactions.                               --         --           2,731
Payments for equipment purchases financed by accounts payable.           --         --          (3,706)
Repayments of long term borrowing and capital lease obligations      (4,803)    (1,481)        (18,646)
                                                                   --------   --------       ---------
Net cash provided by financing activities.                           14,683      2,698         110,775
                                                                   --------   --------       ---------
Effect of exchange rates on cash                                     (2,301)       563          (5,443)
                                                                   --------   --------       ---------
Net increase / (decrease) in cash and cash equivalents                6,668     (7,771)         21,331
Cash and cash equivalents beginning of period                        14,663     10,166              --
                                                                   --------   --------       ---------
Cash and cash equivalents end of period.                           $ 21,331   $  2,395       $  21,331
                                                                   ========   ========       =========

                            See accompanying notes.

                                 PIXTECH, INC.
                         (A Development Stage Company)

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                 Series E             Common Stock
                                                                 --------             ------------
                                                                                                                         Dividends
                                                                                                                         ---------
                                                                                                                         accrued to
                                                                                                                         ----------
                                                                                                            Additional   holders of
                                                                                                            ----------   ----------
                                                                  Shares                  Shares              Paid-in     Preferred
                                                                  ------                  ------              -------     ---------
                                                                  Issued       Amount     Issued    Amount    Capital       Stock
                                                                  ------       ------     ------    ------    -------       -----
BALANCE AT DECEMBER 31, 1996                                                             8,141,146  $   81   $  34,085
Common Stock issued in public offering, net of
issuance costs- $796                                                                     5,570,819      56      22,958
Issuance of Common Stock under stock option plan                                            50,767       1          25
Translation adjustment
Net loss-Year ending Dec. 31, 1997
BALANCE AT DECEMBER 31, 1997                                                            13,762,732  $  138   $  57,067

Common Stock issued in private placements, net of issuance
  costs -- $44                                                                           1,236,222      12       4,493
Issuance of Series E convertible preferred stock, net of issuance
  costs -- $822.                                                  367,269          4                             7,449        (12)
Issuance of Common Stock under stock option plan                                             1,375                   1
Translation adjustment
Net loss-Year ending Dec. 31, 1998
BALANCE AT DECEMBER 31, 1998                                      367,269      $   4    15,000,329     151      69,012        (12)

Common Stock issued in private placements                                                  150,000       1         350
Issuance costs and dividends accrued in relation to Series E convertible preferred
stock issued in December 1998                                                                                      (36)      (512)
Conversion of Series E preferred stock                            (70,000)        (1)    1,114,220      11         (10)
Issuance of Common Stock in connection with the acquisition of certain assets of Micron
Display, net of issuance costs -- $511                                                   7,133,562      71      14,134
Issuance of warrants                                                                                               297
Issuance of Common Stock following conversion
of Sumitomo convertible loan                                                               750,000       7       1,081
Issuance of Common Stock under stock option plan                                           137,217       1          72
Issuance of Common Stock in connection with Equity
Line Kings-bridge, net of issuance costs -- $176                                           624,809       6         818
Issuance of Common Stock in connection with private
placement, net of issuance costs -- $36                                                 12,427,146     124      19,839
Issuance of Common Stock in connection with Coloray                                         14,000       1          50
Translation adjustment.
Net loss-Year ending Dec. 31, 1999.
BALANCE AT DECEMBER 31, 1999                                      297,269      $   3    37,351,283  $  373   $ 105,606      $(525)

Dividends accrued in relation to Series E convertible preferred stock issued in
December 1998 (unaudited)                                                                                                     (91)
Conversion of Series E preferred stock (unaudited)               (275,174)        (3)    4,195,254      42         (38)       552
Issuance of Common Stock following conversion of Sumitomo
  convertible loan (unaudited).                                                          2,126,246      21       3,890
Issuance of Common Stock following conversion
of Sumitomo straight loan (unaudited)                                                      385,549       4       2,496
Issuance of Common Stock in connection with
Kingsbridge Equity Line, net of issuance Costs
-- $179 (unaudited))                                                                     1,572,261      16       4,305
Issuance of Common Stock in connection with
Coloray (unaudited)                                                                         16,000       0          57
Issuance of Common Stock in connection with
private placement, net of issuance costs
-- $50 (unaudited)                                                                       9,320,359      93      14,894
Issuance of Common Stock under stock option
plan (unaudited)                                                                           282,905       3         365
Translation adjustment (unaudited).
Net loss-Nine Months ending September 30,
2000 (unaudited).
BALANCE AT SEPTEMBER 30, 2000 (UNAUDITED)                          22,095      $   1    55,249,857  $  552   $ 131,575      $ (64)

                                 PIXTECH, INC.
                         (A Development Stage Company)

                                                                                         Deficit accumulated
                                                                                         -------------------
                                                               Other Comprehensive     during development stage        Total
                                                               -------------------     ------------------------        -----
BALANCE AT DECEMBER 31, 1996                                        $    (438)                 $ (21,629)             $  12,099
Common Stock issued in public offering, net of
issuance costs -- $796                                                 23,014
Issuance of Common Stock under stock option plan                           25
Translation adjustment                                                 (1,694)                    (1,694)
Net loss-Year ending Dec 31, 1997                                     (14,664)                   (14,664)
BALANCE AT DECEMBER 31, 1997                                           (2,132)                   (36,293)                18,780

Common Stock issued in private placements,
net of issuance costs -- $44                                            4,506
Issuance of Series E convertible preferred stock,
net of issuance costs -- $822                                           7,440
Issuance of Common Stock under stock option plan                            1
Translation adjustment                                                    392                        392
Net loss-Year ending Dec. 31, 1998                                    (17,863)                   (17,863)
BALANCE AT DECEMBER 31, 1998                                           (1,740)                   (54,156)                13,257

Common Stock issued in private placements                                 352
Issuance costs and dividends accrued in relation
to Series E convertible preferred stock
issued in December 1998                                                  (548)
Conversion of Series E preferred stock
Issuance of Common Stock in connection with the
acquisition of certain assets of Micron Display, net
of issuance costs -- $511                                              14,205
Issuance of warrants                                                      297
Issuance of Common Stock following conversion
of Sumitomo convertible loan                                            1,088
Issuance of Common Stock under stock option plan                           73
Issuance of Common Stock in connection with Equity
Line Kings-bridge, net of costs -- $176                                   824
Issuance of Common Stock in connection with private
placement, net of issuance costs -- $36                                19,963
Issuance of Common Stock in connection with Coloray                        51
Translation adjustment                                                 (1,249)                    (1,249)
Net loss-Year ending Dec. 31, 1999                                    (28,428)                   (28,428)
BALANCE AT DECEMBER 31, 1999                                        $  (2,989)                 $ (82,584)             $  19,884

Dividends accrued in relation to Series E convertible
preferred stock issued in December 1998 (unaudited)                       (91)
Conversion of Series E preferred stock (unaudited)                        553
Issuance of Common Stock following conversion of
Sumitomo convertible loan (unaudited)                                   3,911
Issuance of Common Stock following conversion of
Sumitomo straight loan (unaudited)                                      2,500
Issuance of Common Stock in connection with
Kingsbridge Equity Line, net of issuance Costs
-- $179 (unaudited))                                                    4,321
Issuance of Common Stock in connection with
Coloray (unaudited)                                                        57
Issuance of Common Stock in connection with
private placement, net of issuance costs -- $50
(unaudited)                                                            14,987
Issuance of Common Stock under stock option
plan (unaudited)                                                          368
Translation adjustment (unaudited)                                     (1,123)                    (1,123)
Net loss-Nine Months ending September 30, 2000
(unaudited)                                                           (20,180)                   (20,180)
BALANCE AT SEPTEMBER 30, 2000 (UNAUDITED)                           $  (4,112)                 $(102,764)             $  25,188

                            See accompanying notes

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL AMOUNTS IN THOUSANDS EXCEPT SHARE AMOUNTS)

NOTE A - BASIS OF PRESENTATION

The financial information as of September 30, 2000, and for the three-month and nine-month periods ending September 30, 2000 and 1999 is unaudited but includes all adjustments, which are of a normal recurring nature and, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the presented periods. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results of the three-month and nine-month periods ending September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto for the year ending December 31, 1999 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2000.

NOTE B - RESTRICTED CASH

In August 1997, we provided Unipac Optoelectronics Corp. ("Unipac"), our Asian manufacturing partner, with a written bank guaranty in the amount of $10,000 pursuant to the display foundry agreement (the "Foundry Agreement") signed in May 1997 between Unipac and us in order to implement volume production of field emission displays at Unipac's manufacturing facility. We granted the issuing banks a security interest in cash and cash equivalents for the same amount. The pledged cash and cash equivalents have been recorded as short-term and long-term restricted cash on the balance sheet.

In March 2000, pursuant to an agreement dated December 17, 1999 signed with Unipac, the guaranty was reduced by $5,000 in consideration of a payment in cash of the same amount to Unipac. Pursuant to the terms of this agreement, this $5,000 payment will be considered as a prepayment against our future payments to Unipac concerning the equipment leased by Unipac to us. Consequently, the amount of the security interest to the banks was reduced to $1,458 at September 30, 2000 (see Note D - Capital Leases).

NOTE C - PROPERTY, PLANT AND EQUIPMENT

Pursuant to the Foundry Agreement, volume FED production equipment was installed at Unipac's facility. That equipment was purchased and funded by Unipac, and a portion of it is leased to us. This portion amounted to $9,991 at September 30, 2000. According to Financial Accounting Standard 13, "Accounting for Leases", this equipment was recorded as assets under the caption "Property, Plant and Equipment" in the net amount of $6,418 at September 30, 2000. Depreciation of $1,314 was recorded during the nine-month period ending September 30, 2000. As of September 30, 2000, the related capital lease obligation amounted to $5,431, all recorded as long term portion.

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

NOTE D - CAPITAL LEASES

We are party to certain sale-leaseback transactions for equipment used in our pilot production plant in Montpellier and, pursuant to the Foundry Agreement, a portion of volume field emission displays production equipment installed at Unipac's facility is leased to us. According to Financial Accounting Standard 13, "Accounting for Leases", a capital lease obligation was recorded in 1998. During the nine-month period ending September 30, 2000, the related capital lease obligation was reduced by $5,000 following the prepayment of the same amount made in cash to Unipac and amounted to $5,431 at September 30, 2000 (See Note B-Restricted Cash and Note C-Property, Plant and Equipment).

Future minimum payments under capital lease obligations at September 30, 2000 are as follow:

  YEARS ENDING DECEMBER 31,
2000                                                     $  151
2001                                                        544
2002                                                        308
2003                                                      3,320
2004                                                      2,273
                                                         ------
Total minimum payments                                    6,596
Less amount representing interest.                         (681)
                                                         ------
Present value of minimum capitalized lease payments      $5,915
                                                         ------

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

NOTE E - LONG TERM DEBT

During the nine-month period ending September 30, 2000, long term debt was reduced by $7,123. The reduction was mainly due to the conversion of long term debt into shares of our Common Stock. The shares were converted from a convertible note and another note issued to Sumitomo Corporation in 1997. The principal amounts due under these notes on December 31, 1999 were $3,912 and $2,500, respectively (See Note F-Stockholders' equity).

Long-term debt consists of certain loans payable under which future minimum payments, at September 30, 2000, are as follows:

YEARS ENDING DECEMBER 31,
2000                             $  291
2001                                999
2002                              1,060
2003                                174
2004                                254
2005                              1,302
                                 ------
Total minimum payments           $4,080
                                 ======

NOTE F - STOCKHOLDERS' EQUITY

Common Stock:

In January and February 2000, we issued an aggregate of 2,126,246 shares of our Common Stock to Sumitomo Corporation upon the conversion in full of $3,912 then outstanding under a $5,000 convertible note issued in 1997. This note, with a principal due of $3,912 at December 31, 1999, was convertible at Sumitomo Corporation's option into shares of our Common Stock at a conversion price equal to 80% of the market price of the Common Stock at the conversion date.

In March 2000, we converted the entire outstanding amount of a loan by Sumitomo Corporation previously payable in two settlements of $1,250 each in May 2000 and November 2000 through the issuance of 385,549 shares of our Common Stock at a price of $6.48 per share of Common Stock, for an aggregate consideration of $2,500.

In March 2000, in connection with an agreement signed with Coloray Display Corporation, we issued 16,000 shares of our Common Stock, valued at a price of $3.57 per share, representing a total amount of $57 in consideration for the transfer to us of the rights and obligations of Micron Technology, Inc. under the license agreement dated as of April 8, 1992 between Coloray Display Corporation and Micron Technology, Inc.

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

In August 9, 1999, we secured a $15,000 equity-based line of credit with Kingsbridge Capital Ltd. Under the terms of the equity line, we can draw up to $15,000 cash in exchange for our Common Stock, in increments over a two-years period. The decision to draw on any of the funds and the timing and account of any such draw are at our sole discretion, subject to certain conditions. Such conditions include limitations depending on the volume and the market price of our Common Stock. During the nine-month ending September 30, 2000, we issued 1,572,261 shares of Common Stock, in exchange for $4,321 ($4,500, less issuance costs of $179). Through September 30, 2000, out of the maximum amount of $15,000, we have drawn a total amount of $5,500.

In April 2000, pursuant to an amendment signed in February 2000 to the Common Stock Purchase Agreement dated October 6, 1999 with Unipac, we received $15,000 upon the completion of an equity private placement to United Microelectronics Corporation, approved by the stockholders during a special meeting held on January 18, 2000. In consideration for this investment, United Microelectronics Corporation received 9,320,359 shares at a purchase price of $1.6094 per share of Common Stock.

Convertible Preferred Stock:

In the nine-month period ending September 30, 2000, we issued an aggregate of 4,195,254 shares of Common Stock upon the conversion of an aggregate of 275,174 shares of Series E Preferred Stock at an average conversion price of $1.60938. In September 30, 2000, there were 22,095 shares of Series E Preferred Stock outstanding. These shares of Series E Preferred Stock were convertible into shares of Common Stock using a conversion price equal to the lesser of approximately $1.60938 per share of Common Stock or the average closing price of our Common Stock over the ten trading days immediately preceding the notice of conversion.

The holders of Series E Preferred Stock are entitled to cumulative dividends. In September 30, 2000 a dividend of $64 was accrued and recorded against stockholders' equity.

In addition, we are required to reserve, out of the authorized but unissued shares, 150% of the number of shares of Common Stock that the Series E Stock are convertible into. As of September 30, 2000, the Series E Stock would have been convertible into 349,366 shares of Common Stock, thus requiring us to reserve 524,049 shares of the remaining authorized but unissued shares.

NOTE G - LITIGATION

We have received correspondence from Futaba Corporation and its legal counsel in January 1998 alleging the following; (i) PixTech is infringing one or more patents owned by Futaba relating to the construction and manufacture of its displays that are not expressly included under the license agreement between Futaba and PixTech, (ii) PixTech's use of terms such as "alliance" and "partners" in describing the nature of its contractual relationships with Motorola, Raytheon and Futaba in reports filed with the SEC is misleading and
(iii) certain provisions in the Foundry Agreement with Unipac constitute an impermissible sublicense of Futaba technology. Futaba has also claimed that we improperly supplied certain Futaba proprietary information to Unipac, and that Unipac has in turn disclosed such information to a third party vendor. We have

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

accepted an offer of settlement from Futaba, reflected in correspondence dated December 15, 1999 and December 30, 1999, pursuant to which Futaba has waived these claims against us. We are currently preparing a definitive written settlement agreement with Futaba.

NOTE H - FINANCIAL POSITION

During the nine-month period ending September 30, 2000, we have continued to experience losses and have used cash in operating activities of $9,893. As of September 30, 2000, we had a net working deficit of $8,564 and a deficit accumulated during development stage of $102,763. During the nine-month period ending September 30, 2000, we reduced both (i) our long term debt by $6,775, with the conversion of the Sumitomo Corporation notes issued in 1997 into shares of our Common Stock, and (ii) our capital lease obligation mainly in connection with the prepayment of $5,000 made to Unipac out of our restricted cash. We also received $4,321 from the Kingsbridge equity line.


NOTE I - SIGNIFICANT CONTRACT

On April 3, 2000, we announced that we have been awarded a development contract by DARPA (Defense Advanced Research Projects Agency). Under the terms of the contract, PixTech will receive approximately $6.3 million for the development and demonstration of a full color, full video rate, 12.1-inch Field Emission Display. After delivery the displays will undergo testing and evaluation for use in U.S. military vehicles. This funding is in addition to and a continuation of the existing DARPA contract, which was transferred from Micron Technology, Inc. to PixTech in August of 1999 awarded for $4.7 million.

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

This Management Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements reflecting management's current expectation regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties These uncertainties include, but are not limited to, the risk associated with transitioning to high volume manufacturing of field emission display at Unipac, product demand and market acceptance risks, the commitment of Unipac and/or of our licensees, our ability to grant other licenses under field emission display technology, the validity and enforceability of our patent rights, possible infringement by us of patent rights of others, the impact of competitive products and prices, product development risks, commercialization or technological delays or difficulties, trade risks, legal risks, and social and economic risks. See also "Important Factors Regarding Future Results" described more fully in Exhibit 99.1 to our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2000.

RESULTS OF OPERATIONS

Product Sales
We recognized product sales of $217,000 in the nine-month period ending September 30, 2000, as compared to $410,000 in the nine-month period ending September 30, 1999. During the third quarter of 2000, we had no revenues as compared to $71,000 during the same period last year. In the nine-month periods ending September 30, 1999 and 2000, product revenues primarily consisted of shipments of displays sold at volume prices to Zoll Medical. Since the last quarter of 1998, we have begun shipping our field emission displays manufactured by our contract manufacturer, Unipac, to our customers in limited quantities. During the three-month period ending September 30, 2000 75% of units shipped to our customers have been manufactured in Taiwan, as compared to 7% during the three-month period ending September 30, 1999. At September 30, 2000, 435 displays were ready for sale and included in finished goods inventory on the balance sheet.

Other Revenues
Other revenues consist of funding under various public development contracts and other miscellaneous revenues. We recognized other revenues of $854,000 and $4,767,000 for the three and nine-month periods ending September 30, 2000, respectively, as compared to $877,000 and $3,191,000 in the same periods of 1999. Of these revenues, in the nine-month period ending September 30, 2000, $4,713,000 was related to a development contract awarded to us by DARPA (Defense Advanced Research Projects Agency) in August 1999. Under the terms of this DARPA contract, we recognized and received a total amount of $4.7 million, which represented the entire amount of this DARPA contract. In April 2000, we began development efforts on a 12.1 inch color field emission display under the same DARPA contract of which we have received $2,664,000 in September 30, 2000. We announced the successful delivery of the 12.1 inch full color field emission displays to U.S. Army on August 14, 2000. The remaining DARPA funding as of September 30, 2000 that we are entitled to receive is approximately $3.6 million, payable.

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

Other Research and Development Expenses We have spent $7.0 million and $22.7 million for research and development during the three and the nine-month periods ending September 30, 2000 respectively as compared to $7.2 million and $19.4 million in the same periods of 1999. The decrease for the three-month period is related to a credit note issued by Unipac to cover the interruptions in the production flow during the first quarter 2000, and the favorable impact of the exchange rate between U.S. dollar and Euro (approximately $133,000). However, the increase for the nine-month period ending September 30, 2000 includes salaries and associated expenses for in-house research and development activities conducted both in our pilot plant and our research and development facility in Boise, Idaho. Research and development expenses include also the cost of staffing and operating our pilot manufacturing facility and the cost of supporting the transfer and adaptation of our field emission displays technology to Unipac. Obligations to Commissariat l'Energie Atomique under the LETI Research Agreement dated September 17, 1992 are also part of these expenses as well as miscellaneous consulting contracts fees.

Sales and Marketing Expenses
Sales and marketing expenses decreased 21% from $338,000 in the three-month period ending September 30, 1999 to $269,000 in the three-month period ending September 30, 2000. We spent $840,000 for sales and marketing during the nine-month period ending September 30, 2000, compared to $1,018,000 during the same period last year. This variation in sales and marketing expenses reflects a change in the reallocation of expenses to sales and marketing from other departments. However, we believe sales and marketing expenses may increase in the future, reflecting the expansion of our sales and marketing organization both in the United States and in Europe.

General and Administrative Expenses We spent $645,000 and $2,100,000 in general and administrative during the three and nine-month periods ending September 30, 2000, respectively, compared to $787,000 and $2.200,000 during the same periods in 1999. This decrease was attributable to a reduction in legal fees, consulting fees and other miscellaneous expenses from the previous year.

Interest Income (Expense), Net
Interest income is comprised of interest on available and restricted cash. Interest expense is comprised of interest payable on long-term obligations. Net interest income was $288,000 in the three-month period ending September 30, 2000 and $457,000 in the nine-month period ending September 30, 2000, compared to a net interest expense of $244,000 and $608,000 in the same periods of 1999, reflecting the decrease in long-term liabilities, the increase in cash available and improved cash management for short term investments on the money market.

Currency Fluctuations
Although a significant portion of our revenues are denominated in U.S. dollars, a substantial portion of our operating expenses are denominated in Euros. Gains and losses on the conversion to U.S. dollars of assets and liabilities denominated in Euros may contribute to fluctuations in our results of operations, which are reported in U.S. dollars. Most of our capital lease obligations are expressed in Taiwanese dollars. In the past, fluctuations of the parity of the Taiwanese dollar versus the Euro caused significant foreign exchange gains or losses and may

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

continue to do so in the future. We recorded a net foreign exchange loss of $5,000 in the third quarter of 2000 and a gain of $327,000 in the nine-month period ending September 30, 2000, compared to a net foreign exchange gain of $112,000 and a loss of $1,025,000 during the same periods last year. We cannot predict the effect of exchange rate fluctuations on future operating results. To date, we have not undertaken hedging transactions to cover our currency exposure, but we may do so in the future.

LIQUIDITY AND CAPITAL RESOURCES

Cash used in operations was $9.8 million during the nine-month period ending September 30, 2000, compared to $11.7 million in the nine-month period ending September 30, 1999. This decrease is primarily a result of significant revenues received from DARPA (Defense Advanced Research Projects Agency), from French Public Agency and from French Authorities during this period.

We have used $59.8 million in cash to fund our operations since inception through September 30, 2000 and have incurred $24.1 million in capital expenditures and investments.

Capital expenditures were $1,862,000 during the nine-month period ending September 30, 2000, compared to $625,000 during the same period in 1999. These capital expenditures exclude assets acquired under capital lease obligations. During the nine-month period ending September 30, 2000, capital expenditures have remained focused on capacity expansion in the Boise, Idaho manufacturing facility. Implementing volume production at Unipac's manufacturing plant required significant capital expenditure. Pursuant to the Foundry Agreement, Unipac funded $14.7 million in capital expenditures for equipment. A portion of that equipment is leased to us and the gross amount of this equipment is $10 million as of September 30, 2000. We expect that additional capital expenditures will be required by the end of 2000 and in 2001, and that we will increase capacity at Unipac and complete implementation of manufacturing processes, for both monochrome and color products.

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

During the nine-month period ending September 30, 2000, restricted cash was reclassified as cash available in the amount of $6.0 million. Restricted cash was related to the security interest corresponding to the guaranty granted to Unipac in connection with the purchase and funding by Unipac of volume field emission displays production equipment. In March 2000, pursuant to an agreement dated December 17, 1999 signed with Unipac, the guaranty was reduced by $5.0 million in consideration of a payment in cash of the same amount to Unipac. Pursuant to the terms of this agreement, this $5.0 million payment will be considered as a prepayment against our future payments to Unipac concerning the equipment leased by Unipac to us. Consequently, the amount of the security interest to the banks was reduced by the same amount and amounted to $1,458,000 in September 30, 2000.

Cash generated by financing activities were $14.6 million in the nine-month period ending September 30, 2000, compared to $2.6 million generated in the nine-month period ending September 30, 1999. This net cash in the nine-month period ending September 30, 2000 consisted of sales of shares of Common Stock, resulting in net proceeds of $19.2 million, while repayment of long term liabilities amounted to $4.8 million, including the $5.0 million prepayment made to Unipac. Cash generated from financing activities in the nine-month period ending September 30, 2000 excluded non-cash transactions related to (i) the conversion into shares of our Common Stock of the convertible loan with Sumitomo Corporation in the amount of $3.9 million and (ii) the conversion into shares of our Common Stock of the loan with Sumitomo Corporation in the amount of $2.5 million, both resulting in a decrease of our long term liabilities. Cash generated from financing activities included (i) the sales of shares of Common Stock under the Kingsbridge equity line, resulting in net proceeds of $4.3 million, (ii) the sale of shares of Common Stock to Unipac, in April 2000, resulting in net proceeds of $15.0 million and (iii) the exercise of options under the 1993 stock option plan, resulting in net proceeds of $368,000, but excluded non-cash transactions related to the conversion of 275,174 Series E Convertible Preferred Stock in March and April 2000.

Since our inception, we have funded our operations and capital expenditure primarily from the proceeds of equity financing aggregating $111.8 million and from proceeds million from borrowings and sale-leaseback transaction aggregating $21.2.

In 1997 and January 1999, we entered into two research and development agreements with French authorities. Under these agreements, we expect to benefit from zero-interest loans totaling approximately $3.0 million, of which we received $482,000 in April, 2000 and $2.0 million in 1999.

In November 1998, we entered into a research and development agreement with French authorities. Under this agreement, we expect to receive a total grant of approximately $679,000, of which we received $196,000 in 1999 and $367,000 in the nine-month period ending September 30, 2000. The $196,000 and $367,000 collected in 1999 and in the nine-month period ending September 30, 2000, respectively, were not recognized as income as all conditions stipulated in the agreement were not met.

On August 5, 1999, we were awarded a development contract by DARPA. Under the terms of the contract, we received approximately $4.7 million to develop a color field emission display of which $3.9 million were received during 2000 and recognized as income. On April 3, 2000, a

                                PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

new contract, as a continuation of the existing contract, was signed with DARPA for $6.3 million for the development and demonstration of a full color, full video rate, 12.1 inch field emission display for which to date, we received $2.6 million.

We have recognized French income tax benefits of $7.9 million since inception. These income tax benefits represent tax credits for research and development activities conducted in France, which are paid in cash to us if it is not possible to credit them against future income tax liabilities within three fiscal years. In 1998, we collected $2.8 million, representing R&D tax credits recorded in 1993 and 1994. In April 1999, we collected $3.0 million from R&D tax credit recorded in 1995. We collected $1.1 million in June 2000, in relation with the R&D tax credit recorded in 1996.

In August 9, 1999, we secured a $15.0 million equity-based line of credit with Kingsbridge Capital Ltd. Under the terms of the equity line, we can draw up to $15.0 million cash in exchange for our Common Stock, in increments over a two-year period. The decision to draw on any of the funds and the timing and account of any such draw are at our sole discretion, subject to certain conditions. Such conditions include limitations depending on the volume and the market price of our Common Stock. During the nine-month period ending September 30, 2000, we issued 1,572,261 shares of Common Stock, resulting in $4,321,000 of net proceeds to us ($4.5 million less issuance costs of $179,000). Through September 30, 2000, out of the maximum amount of $15.0 million, we have drawn a total amount of $5.5 million.

                                PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

In January 25, 2000, we signed an agreement with Audi and other partners to jointly design, develop, test and deliver a 7-inches color field emission display for automotive applications. This agreement is part of the European Commission IST program. Under the terms of this agreement, the total funding is approximately $1.7 million, of which $600,000 are expected this year.

In April 2000, we completed a $15.0 million equity private placement with United Microelectronics Corporation. United Microelectronics Corporation received 9,320,359 million shares of Common Stock at a purchase price of $1.6094 per share, pursuant to an amendment, signed in February 2000, to the Common Stock Purchase Agreement dated October 6, 1999 with Unipac.

Cash available as of September 30, 2000 was $21.3 million, compared to $14.7 million as of December 31, 1999. We expect that cash available on September 30, 2000, with the anticipated proceeds from the Kingsbridge equity-based line of credit, and cash from various grants and loans described above and from R&D tax credits, will be sufficient to meet our cash requirements, including repayment of the current portion of our long-term obligations in the amount of $10.7 million on September 30, 2000, for the next twelve months.

We will require substantial funds to conduct research, development and testing, to develop and expand commercial-scale manufacturing systems and to market any resulting products. Changes in technology or a growth of sales beyond currently anticipated levels will also require further investment. Our capital requirements will depend on many factors, including the rate at which we can develop our products, the market acceptance of such products, the levels of promotion and advertising required to launch such products and attain a competitive position in the marketplace and the response of competitors to our products. We cannot make assurance that funds for these purposes, whether from equity or debt financing, or other sources, will be available when needed or on terms acceptable to us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk exposure inherent to our international operations creates potential for losses arising from adverse changes in foreign currency exchange rates. We are exposed to such foreign currency exchange rate risk in two main areas: (i) a substantial portion of our operating expenses are, and are expected to be, denominated in Euros, (ii) most of our capital lease obligations are expressed in Taiwanese dollars. Fluctuations of the parity of the Taiwanese dollar versus the Euro or the U.S. dollar may cause significant foreign exchange gains or losses. In addition, gains and losses arising from the conversion to U.S. dollars of assets and liabilities denominated in Euros or in Taiwanese dollars may contribute to fluctuations in our results of operations, which are reported in U.S. dollars. To date, we have not undertaken hedging transactions to cover its currency exposure. We are also exposed to interest rate risks in connection with certain long-term debt. We do not, however, enter into market sensitive instruments for trading purposes.

                                PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

PIXTECH, INC.

PART II Other Information

        ITEM 2   Changes in Securities:

     During the three-month period ending September 30, 2000 we issued 368,070 shares in connection with the $15 million Kingsbridge equity line of credit secured in August 1999, as private placement exempt from registration under
Section 4(2) of the Securities Act. These 368,070 shares of Common Stock resulted in proceeds to us of $953,000 ($1,000,000 less issuance costs of $47,000).

ITEM 6    Exhibits and reports on Form 8-K:

          (a)  Exhibits:
          ---------------

                27.  Financial Data Schedule
                -----------------------------

          (b)  Reports on Form 8-K:
          -------------------------

          No reports on Form 8-K were filed during the third quarter of 2000.

                                PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

PIXTECH, INC.

September 30, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    PIXTECH,  INC.

Date: November 10, 2000
                                    BY: /s/ Marie Boem
                                       ---------------------------------------
                                       Marie Boem, Principal Financial Officer

                                 PIXTECH, INC.
                         (A DEVELOPMENT STAGE COMPANY)

PIXTECH,  INC.

September  30,  2000

EXHIBIT  INDEX

     Exhibit  No. 27  Financial Data Schedule